CM 3/16

05037121

SECURI[...] [...]ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . .	12.00

ANNUAL ~~AUDITED~~ ~~REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Ave
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2005 DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts LLP
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD 3/22

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Internal Control Report

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 1,062,924	978,270
Accounts receivable	261,768	163,681
Current portion of note receivable	44,191	41,253
Total current assets	1,368,883	1,183,204
Property and equipment, at cost:		
Office equipment	72,688	72,688
Leasehold improvements	14,820	14,820
	87,508	87,508
Less accumulated depreciation and amortization	(87,508)	(87,508)
Property and equipment, net	-	-
Other assets:		
Note receivable, less current portion	98,050	142,241
Investments-available for sale	61,384	61,384
Clearing deposit	35,000	20,000
Intangible asset - customer acquisition	300,000	-
	494,434	223,625
	$ 1,863,317	1,406,829
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	546,908	308,414
Accounts payable	48,068	6,251
Accrued retirement	12,000	12,000
Total current liabilities	606,976	326,665
Litigation settlement	-	50,000
Note payable	-	300,000
Liabilities subordinated to the claims of general creditors	485,000	200,000
Total liabilities	1,091,976	876,665
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	583,965	342,788
Total stockholders' equity	771,341	530,164
	$ 1,863,317	1,406,829

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2004 and 2003

	2004	2003
Revenues	$ 11,305,142	7,456,987
Operating expenses:		
Wages, salaries and management fees	518,526	363,393
Commissions	9,072,840	5,668,354
Registration and fees	89,310	89,427
Rent and utilities	76,824	80,518
Printing	32,611	7,043
Office supplies	52,117	96,990
Publications	34,193	22,183
Travel and entertainment	25,468	61,980
Insurance	354,681	264,964
Taxes	4,019	4,036
Promotion	60,927	43,760
Depreciation and amortization	-	902
Litigation and claims	8,504	198,538
Professional fees	21,860	21,189
Retirement	12,000	11,000
Seminar	87,678	15,941
Insurance division	61,757	54,637
Miscellaneous	140,235	137,090
	10,653,550	7,141,945
Operating income	651,592	315,042
Other income (expense):		
Management fee from related party	150,000	195,000
Interest income	15,663	16,785
Interest expense	(2,860)	(17)
	162,803	211,768
Net income	814,395	507,332
Retained earnings, beginning of year	342,788	324,782
Dividends paid	(573,218)	(489,326)
Retained earnings, end of year	$ 583,965	342,788

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2004 and 2003

Subordinated liabilities, December 31, 2002	$ -
Increase-issuance of subordinated note	200,000
Subordinated liabilities, December 31, 2003	200,000
Decrease - repayment	(15,000)
Increase-subordination approval	300,000
Subordinated liabilities, December 31, 2004	$ 485,000

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 814,395	507,332
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accounts receivable	(98,087)	(77,709)
Clearing deposit	(15,000)	(20,000)
Accounts payable	41,817	(10,569)
Litigation settlement	(50,000)	(80,000)
Commissions payable	238,494	43,011
Net cash provided by operating activities	931,619	362,065
Cash flows from investing activities:		
Payments received on notes receivable	41,253	35,368
Cash paid for acquisition	(300,000)	-
Net cash (used in) provided by investing activities	(258,747)	35,368
Cash flows from financing activities:		
Liabilities subordinated to the claims of general creditors	(15,000)	200,000
Proceeds from note payable	-	300,000
Repayment of note payable to bank	-	(1,613)
Payment of dividends	(573,218)	(489,326)
Net cash (used in) provided by financing activities	(588,218)	9,061
Net increase in cash and cash equivalents	84,654	406,494
Cash and cash equivalents, beginning of year	978,270	571,776
Cash and cash equivalents, end of year	$ 1,062,924	978,270
Supplemental disclosure of cash flow information:		
Interest paid	$ 2,860	17

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements

December 31, 2004 and 2003

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2004 and 2003.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangible Asset

Intangible asset represents the aggregate cost of an intangible asset acquired at the date of acquisition of another introducing broker-dealer. Such cost is amortized over the estimated useful life of the asset.

(2) Note Receivable

Capital Investment Brokerage Inc. is a related company, which is owned by the same individuals as Capital Investment Group, Inc. These stockholders purchased certain assets from Capital Investment Group, Inc. in 1997 to form Capital Investment Brokerage, Inc. and, as a result, the stockholders have notes payable to the Company originally totaling $375,000 to be received over ten years at 7% interest with payments of $53,388, including principal and interest, due semi-annually.

(3) Investments Available-for-Sale

Investments available-for-sale are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. These investments are generally held for long-term investments purposes. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method of determining the cost of securities. As of December 31, 2004 and 2003, investments available-for-sale consist of equity securities, and cost approximates fair value.

(4) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2004 and 2003 were $36,921 and $26,941, respectively.

Beginning in 2004, the Company also received fees from CIC Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2004 were $180,210.

(4) Related Parties, Continued

The Company also receives fees from the Capital Value Fund, which is a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2004 and 2003 were $3,956 and $21,940, respectively.

The Company receives a monthly management fee from Capital Investment Brokerage, Inc. for services provided by its employees. Total fees received in 2004 and 2003 were $150,000 and $195,000, respectively.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related Company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $693,234 which was $643,234 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.88 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2004 and 2003:

	Shares
Common stock - class A, voting, 50,000 shares authorized, 525 issued and outstanding	525
Common stock - class B, non-voting, 50,000 shares authorized, 485 issued and outstanding	485
	1,010

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2004 and 2003 were $12,000 and $11,000, respectively.

(9) Litigation

In 2002, the Company was a defendant in a lawsuit filed by one of its customers for alleged breach of contract. The Company estimated and accrued a settlement in the amount of $130,000, which was charged to operations and accrued in 2002. The actual settlement was $300,000. The additional $170,000 was charged to operations and accrued in the accompanying financial statements for 2003. In accordance with the settlement, payments are made on a monthly basis through 2004.

(10) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $350,000 and interest payable monthly at the bank's prime rate (5% as of December 31, 2004). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2004 and 2003.

(11) Note Payable

The Company borrowed $300,000 from an officer/shareholder on December 27, 2003. The loan bears interest at LIBOR plus 2% (4.5% at December 31, 2003) payable monthly. The loan matures on March 31, 2006. On January 5, 2004, the NASD approved this loan as a subordinated liability and is reflected as such in the 2004 financial statements.

(12) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements are listed below:

	2004	2003
Subordinated notes from stockholder, interest at LIBOR plus 2% (5.1% and 3.5% at December 31, 2004 and 2003):		
Loan dated January 27, 2002, due March 31, 2006	$ 185,000	200,000
Loan dated December 5, 2003, due March 31, 2006	300,000	-
	$ 485,000	200,000

(12) Liabilities Subordinated to the Claims of General Creditors, Continued

The subordinated borrowings are covered by agreements approved by NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2004 and 2003, the Company's uninsured cash balances total $613,274 and $680,014, respectively.

(14) Acquisition

During 2004 the Company completed the acquisition of another introducing broker dealer for $300,000. No assets or liabilities of the acquired broker-dealer were purchased. Therefore, all of the purchase price was allocated to an identifiable intangible asset titled "customer acquisition." This asset will be amortized over its estimated life of ten years.

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2004 and 2003

	Common stock	Additional contributed capital	Retained earnings	Total
Balance, December 31, 2002	$ 6,000	181,376	324,782	512,158
Net income for 2003	-	-	507,332	507,332
Dividends paid	-	-	(489,326)	(489,326)
Balance, December 31, 2003	6,000	181,376	342,788	530,164
Net income for 2004	-	-	814,395	814,395
Dividends paid	-	-	(573,218)	(573,218)
Balance, December 31, 2004	$ 6,000	181,376	583,965	771,341

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2004 and 2003

	2004	2003
Total assets	$ 1,863,317	1,406,829
Deduct: Aggregate indebtedness	(1,091,976)	(876,665)
Net worth	771,341	530,164
Add: Excluded indebtedness	-	-
Add: Subordinated liabilities	485,000	200,000
Deduct: Non-liquid assets	(551,157)	(279,705)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(11,950)	(7,790)
Net capital	$ 693,234	442,669
Capital requirements:		
Broker-dealer minimum	50,000	50,000
Net capital in excess of requirements	643,234	392,669
Net capital as computed above	$ 693,234	442,669
Net capital per December 31 Focus report, as amended (unaudited)	$ 693,234	442,669
Adjustments	-	-
Adjusted net capital, December 31	$ 693,234	442,669

CAPITAL INVESTMENT GROUP, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004 and 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated February 4, 2005.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 4, 2005